15025750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-67821

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield (City) RI (State) 02917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CLAY LUBY, 900 SALEM STREET, MAILZONE OT3N1, SMITHFIELD, RI, 02917 (401) 292-4765
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Confidential

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Pyramis Distributors Corporation LLC:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of Pyramis Distributors Corporation LLC at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Computation of Net Capital for Broker and Dealer Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 for the computation of net capital under Rule 15c3-1. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the Computation of Net Capital for Broker and Dealer Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS		
Investments	$	1,220,894
Receivable from affiliated companies		201,558
Prepaid registration fees		446,546
Total Assets	$	1,868,998
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to affiliated companies	$	527,282
Accrued expenses and other liabilities		7,274
Total Liabilities		534,556
MEMBER'S EQUITY		1,334,442
Total Liabilities and Member's Equity	$	1,868,998

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF OPERATIONS
For the year ended December 31, 2014

REVENUES	
Placement revenue	$ 1,895,305
Dividend income	817
Total Revenues	1,896,122
EXPENSES	
Compensation and benefits	755,087
General and administrative	483,882
Registration and regulatory fees	471,171
Investment services	17,613
Total Expenses	1,727,753
Income before expense equivalent to taxes on income	168,369
Expense equivalent to taxes on income	1,162
Net Income	$ 167,207

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2014

MEMBER'S EQUITY - December 31, 2013	$	1,167,235
Net income		167,207
MEMBER'S EQUITY - December 31, 2014	$	1,334,442

Confidential
The accompanying notes are an integral part of the financial statements.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows provided by (used in) operating activities:	
Net income	$ 167,207
Change in assets and liabilities:	
Receivable from affiliated companies	(144,654)
Prepaid registration fees	(187,261)
Payable to affiliated companies	261,356
Accrued expenses and other liabilities	3,324
Cash provided by operating activities	99,972
Cash flows provided by (used in) investing activities:	
Purchases of investments	(1,650,757)
Proceeds from sales of investments	1,550,785
Cash used in investing activities	(99,972)
Net change in cash	-
Cash, beginning of period	-
Cash, end of period	$ -

Confidential
The accompanying notes are an integral part of the financial statements.

A. Organization:

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of Pyramis Global Advisors Holdings Corp. (the "Parent"), a wholly-owned subsidiary of FMR LLC (the "Ultimate Parent"). The Company acts as an agent for private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Other than dividend income, the Company generates all of its revenue by providing placement services to affiliates.

B. Summary of Significant Accounting Policies:

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities as of December 31, 2014, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Revenue from placement services is recognized at the time services are rendered. Placement revenue is based on cost of services rendered plus ten percent and billed as per the terms of the agreement with the Parent, on behalf of itself and its subsidiaries.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits, and time deposits with original maturities less than 60 days.

Investments

Investments consist of shares held in a Fidelity money market fund. Investments are measured at fair value on a recurring basis. Dividend income is recognized as earned.

Prepaid Registration Fees

Prepaid registration fees include the prepaid and unrecognized expense portion of payments made for annual registration and other broker-dealer related fees charged by the Central Registration Depository ("CRD"), which is operated by FINRA. The Company's annual registration fee is recorded as expense on a straight line basis over the registration period. Other broker-dealer related fees, which include individual registration, examinations, and fingerprinting fees, are charged based on the actual monthly usage amounts provided to the Company by the CRD and are expensed as incurred.

B. Summary of Significant Accounting Policies, continued:

Disclosure About the Fair Value of Financial Assets and Liabilities

The Company categorizes the financial assets and liabilities carried at fair value in its Statement of Financial Condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market;

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Income Taxes

The Ultimate Parent is subject to flow-through tax treatment for United States federal income tax purposes as an S-Corporation, which generally allows taxable income, deductions and credits to flow directly to its shareholders but is subject to income taxes in certain state and international jurisdictions. The Company's Parent is also subject to taxation under the Subchapter S rules.

The Company, as a single member LLC, is disregarded as an entity separate from its owner and the result of its operations are included in the federal and state income tax returns of the Ultimate Parent and, in certain states, the income tax return of its Parent, the Company's sole member. The Ultimate Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Ultimate Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. The Company is subject to tax in certain state jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

B. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition, which establishes a principles-based model that provides a single framework for recognizing revenue from contracts with customers. The guidance will be effective for the Company beginning January 1, 2017. The Company is currently evaluating the impact this guidance will have on the financial statements.

C. Investments:

As of December 31, 2014, the Company's $1,220,894 of investments consist exclusively of a Fidelity money market fund. The fair value of the money market fund was determined using published net asset values. Investments in the money market fund are categorized as Level 1 within the fair value hierarchy. During the year, there were no transfers in or out of Level 1 of the fair value hierarchy.

D. Transactions with Affiliated Companies:

The Company has entered into a placement agent agreement with affiliated companies to act as a non-exclusive placement agent for certain funds where the affiliates serve as managing member, general partner or investment manager of said funds. The funds are private investment funds which provide for the collective investment of assets for endowments, foundations and other eligible investors. As placement agent, the Company is compensated from the affiliates on a cost of services rendered plus ten percent basis. For the year ended December 31, 2014, the Company earned $1,895,305 in placement revenue.

The Company has entered into an expense sharing agreement with its Parent and affiliated companies to benefit from certain administrative services that the affiliates provide to the Company. The Company is charged for the administrative services based on the actual costs of goods or services provided. For the year ended December 31, 2014, the Company incurred administrative service charges of $1,256,582, which consists of the following services:

Compensation and benefits	$ 755,087
General and administrative	483,882
Investment services	17,613
	$ 1,256,582

As of December 31, 2014, $201,558 is due to the Company from affiliates for placement agent fees and $527,282 is due to affiliates from the Company for the payment of prepaid registration fees and administrative services on behalf of the Company by affiliates, which make up receivable from affiliated companies and payable to affiliated companies, respectively, on the Statement of Financial Condition.

Amounts earned for private placement fees and amounts owed for administrative expenses are settled during the normal course of business through intercompany accounts with affiliated companies and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through these intercompany accounts.

Investments in the Fidelity money market fund generated dividend income of $817 for the year ended December 31, 2014.

E. Expense Equivalent to Taxes on Income:

Income tax expense (benefit) equivalent to taxes on income for the year ended December 31, 2014 is as follows:

State:	
Current	(175)
Deferred	1,337
Income tax expense	$ 1,162

The Company's effective tax rate for the year ended December 31, 2014 was 0.69%. The effective tax rate differs from the statutory rate due to changes in state tax rates causing an adjustment to the deferred tax liability.

The Company has a deferred tax liability of $4,328, which is primarily related to prepaid registration fees. The deferred tax liability is included in accrued expenses and other liabilities on the Statement of Financial Condition.

The Company files as part of the Ultimate Parent and Parent's U.S. federal and state income tax return filings. The Ultimate Parent's returns that include the Company's activity are no longer subject to U.S. federal income tax examinations for years before 2010 or with limited exceptions, state and local examinations for years before 2003. The Company did not have any unrecognized tax benefit as of December 31, 2014. The Company classifies, if any, all interest and penalties as income tax expense.

F. Net Capital Requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2014, the Company had net capital of $661,920 which was in excess of its required net capital of $35,637.

As a member of FINRA, the Company must prepare and maintain net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500% of net capital. At December 31, 2014, the percentage of aggregate indebtedness to net capital was 80.76%.

The Company did not carry securities accounts for customers or perform custodial functions relating to customer securities throughout the year. As such, the Company claimed exemption from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

G. Subsequent Events:

The Company evaluated subsequent events occurring through February 20, 2015, the date of this report, and did not identify any events that would require adjustments to or disclosure in its financial statements.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014

Net Capital:		
Total member's equity	$	1,334,442
Deductions from net capital:		
Nonallowable assets:		
Receivable from affiliated companies		(201,558)
Prepaid registration fees		(446,546)
Total deductions	$	(648,104)
Net capital before haircuts on security positions	$	686,338
Haircuts on securities		(24,418)
Net capital	$	661,920
Net capital requirement-the greater of 6-2/3% of aggregate indebtedness of $534,556 or $5,000		35,637
Excess net capital	$	626,283

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF SEC RULE 17a-5

There are no material differences between the above computation of net capital and the computation included in the Company's amended, unaudited Part IIA of Form X-17A-5 as of December 31, 2014, filed on February 18, 2015.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

Confidential

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Pyramis Distributors Corporation LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pyramis Distributors Corporation LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Investments	$	1,220,894
Receivable from affiliated companies		201,558
Prepaid registration fees		446,546
Total Assets	$	1,868,998
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to affiliated companies	$	527,282
Accrued expenses and other liabilities		7,274
Total Liabilities		534,556
MEMBER'S EQUITY		1,334,442
Total Liabilities and Member's Equity	$	1,868,998

Confidential
The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of Pyramis Global Advisors Holdings Corp. (the "Parent"), a wholly-owned subsidiary of FMR LLC (the "Ultimate Parent"). The Company acts as an agent for private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

B. Summary of Significant Accounting Policies:

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities as of December 31, 2014. Actual results could differ from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits, and time deposits with original maturities less than 60 days.

Investments

Investments consist of shares held in a Fidelity money market fund. Investments are measured at fair value on a recurring basis.

Prepaid Registration Fees

Prepaid registration fees include the prepaid and unrecognized expense portion of payments made for annual registration and other broker-dealer related fees charged by the Central Registration Depository ("CRD"), which is operated by FINRA. The Company's annual registration fee is recorded as expense on a straight line basis over the registration period. Other broker-dealer related fees, which include individual registration, examinations, and fingerprinting fees, are charged based on the actual monthly usage amounts provided to the Company by the CRD and are expensed as incurred.

B. Summary of Significant Accounting Policies, continued:

Disclosure About the Fair Value of Financial Assets and Liabilities

The Company categorizes the financial assets and liabilities carried at fair value in its Statement of Financial Condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market;

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Income Taxes

The Ultimate Parent is subject to flow-through tax treatment for United States federal income tax purposes as an S-Corporation, which generally allows taxable income, deductions and credits to flow directly to its shareholders but is subject to income taxes in certain state and international jurisdictions. The Company's Parent is also subject to taxation under the Subchapter S rules.

The Company, as a single member LLC, is disregarded as an entity separate from its owner and the result of its operations are included in the federal and state income tax returns of the Ultimate Parent and, in certain states, the income tax return of its Parent, the Company's sole member. The Ultimate Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Ultimate Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. The Company is subject to tax in certain state jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

C. Investments:

As of December 31, 2014, all of the Company's $1,220,894 of investments consist exclusively of a Fidelity money market fund. The fair value of the money market fund was determined using published net asset values. Investments in the money market fund are categorized as Level 1 within the fair value hierarchy. During the year, there were no transfers in or out of Level 1 of the fair value hierarchy.

D. Transactions with Affiliated Companies:

The Company has entered into a placement agent agreement with affiliated companies to act as a non-exclusive placement agent for certain funds where the affiliates serve as managing member, general partner or investment manager of said funds. The funds are private investment funds which provide for the collective investment of assets for endowments, foundations and other eligible investors. As placement agent, the Company is compensated from the affiliates on a cost of services rendered plus ten percent basis.

The Company entered into an expense sharing agreement with its Parent and affiliated companies to benefit from certain administrative services that the affiliates provide to the Company. The Company is charged for the administrative services based on the actual costs of goods or services provided.

As of December 31, 2014, $201,558 is due to the Company from affiliates for placement agent fees and $527,282 is due to affiliates from the Company for the payment of prepaid registration fees and administrative services on behalf of the Company by affiliates, which make up receivable from affiliated companies and payable to affiliated companies, respectively, on the Statement of Financial Condition.

Amounts earned for private placement fees and amounts owed for administrative expenses are settled during the normal course of business through intercompany accounts with affiliated companies and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through these intercompany accounts.

E. Expense Equivalent to Taxes on Income:

The Company has a deferred tax liability of $4,328, which is primarily related to prepaid registration fees. The deferred tax liability is included in accrued expenses and other liabilities on the Statement of Financial Condition.

The Company files as part of the Ultimate Parent and Parent's U.S. federal and state income tax return filings. The Ultimate Parent's returns that include the Company's activity are no longer subject to U.S. federal income tax examinations for years before 2010 or with limited exceptions, state and local examinations for years before 2003. The Company did not have any unrecognized tax benefit as of December 31, 2014. The Company classifies, if any, all interest and penalties as income tax expense.

F. Net Capital Requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2014, the Company had net capital of $661,920 which was in excess of its required net capital of $35,637.

As a member of FINRA, the Company must prepare and maintain net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500% of net capital. At December 31, 2014, the percentage of aggregate indebtedness to net capital was 80.76%.

The Company did not carry securities accounts for customers or perform custodial functions relating to customer securities throughout the year. As such, the Company claimed exemption from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

G. Subsequent Events:

The Company evaluated subsequent events occurring through February 20, 2015, the date of this report, and did not identify any events that would require adjustments to or disclosure in its Statement of Financial Condition.